

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Julie Eastland
President and Chief Executive Officer
Harpoon Therapeutics, Inc.
611 Gateway Boulevard, Suite 400
South San Francisco, California 94080

      Re: Harpoon Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed December 8, 2023
           File No. 333-275958

Dear Julie Eastland:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Marina Remennik